May 13, 2005

VIA FEDERAL EXPRESS

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention:  David Ritenour, Esq., Special Counsel

        RE:     IVIVI TECHNOLOGIES, INC.
                REGISTRATION STATEMENT ON FORM SB-2
                FILED FEBRUARY 11, 2005
                AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM SB-2 FILED MARCH 3, 2005
                FILE NO. 333-122768

Accompanying this letter for filing pursuant to the Securities Act of 1933, as amended, is a conformed copy of Amendment No. 2 to the above-captioned Registration Statement on Form SB-2 (the "Registration Statement") of Ivivi Technologies, Inc. (the "Company"). Amendment No. 2 is being filed in response to the Staff's letter of comment dated March 11, 2005 (the "Comment Letter").

A memorandum in response to such comment letter also accompanies this letter. Manually executed signature pages and consents have been executed prior to the time of this electronic filing of Amendment No. 2 to the Registration Statement.

Very truly yours,

/s/ Steven M. Skolnick

Steven M. Skolnick

17662/3
05/12/05 1692797.05

Enclosures

cc:     Mr. Patrick Enunwaonye
        Mr. Brian Cascio
        Adelaja Heyliger, Esq.
        Mr. Andre' DiMino - Ivivi Technologies, Inc.
        Mr. David Saloff - Ivivi Technologies, Inc.
        Douglas S. Ellenoff, Esq. - Ellenoff Grossman & Schole LLP

                            Ivivi Technologies, Inc.
                       Registration Statement on Form SB-2

      Memorandum in Response to SEC Letter of Comment dated March 11, 2005

        The following are responses to the Staff's letter of comment dated March 11, 2005 (the "Comment Letter") which have been authorized by Ivivi Technologies, Inc. (the "Company"). To assist the Staff's review, the responses are numbered to correspond to the numbered paragraphs in the Staff's letter. In addition, all references to page numbers in the response are to the marked copy of Amendment No. 2 to the Registration Statement. The Company also hereby advises the Staff that certain of the changes contained in Amendment No. 2, including the addition of cross references in the risk factors to other sections of the prospectus, were added at the request of the Maryland Division of Securities.

General

1. PLEASE REVISE YOUR DISCLOSURE TO MAKE THE MEANINGS OF ALL TECHNICAL, MEDICAL AND INDUSTRY-SPECIFIC TERMS CLEAR FROM THE CONTEXT OF YOUR DISCUSSION. FOR EXAMPLE, WE NOTE THE REFERENCES TO "STAGE III AND STAGE IV" ULCERS, "VENOUS STASIS" AND "ANGIOGENESIS" ON PAGES 1-2, AND "OBJECTIVELY-MEASURED" BLOOD FLOW ON PAGE 42. PLEASE ALSO DESCRIBE SUCH TERMS WHERE THEY FIRST APPEAR.

The disclosure has been revised throughout the prospectus to make the meanings of all technical, medical and industry specific terms clear from the context of the discussion. In addition, such terms have been described where they first appear.

2. PLEASE PROVIDE THE DEFINITIONS OF ALL INTERNAL REVENUE CODE TERMS CONTAINED IN THE PROSPECTUS. WE NOTE, FOR EXAMPLE, "PARACHUTE PAYMENTS" ON PAGE 65, AND "OUTSIDE DIRECTORS" AND INCENTIVE OPTIONS" ON PAGE 67.

The disclosure regarding parachute payments on page 76 has been revised to simplify the language. In addition, the disclosure on page 76 has been revised to remove the references to the Internal Revenue Code and to provide a simplified description of those terms.

3.      THE FINANCIAL STATEMENTS SHOULD BE UPDATED, AS NECESSARY, TO COMPLY WITH
ITEM 310(G) OF REGULATION S-B AT THE EFFECTIVE DATE. ADDITIONALLY, WHEN FILING THE FIRST AMENDMENT TO YOUR REGISTRATION STATEMENT, PLEASE ENSURE THAT CORRESPONDING UPDATES ARE MADE THROUGHOUT THE PROSPECTUS TO REFLECT THE FINANCIAL RESULTS FOR THE QUARTER ENDED DECEMBER 31, 2004. WE NOTE, FOR EXAMPLE, THAT YOUR ACCUMULATED DEFICIT DISCLOSURE ON PAGE 7 AND YOUR DILUTION DISCLOSURE ON PAGE 24 ARE AS OF SEPTEMBER 30, 2004.

The Company acknowledges the Staff's comment and will update the financial information in the prospectus to comply with Item 310(g) of Regulation S-B at the effective date. Amendment No. 2 to the Registration Statement ("Amendment No. 2") has been amended to reflect the Company's financial results as of and for the nine months ended December 31, 2004.

4. PLEASE INCLUDE AN UPDATED AND SIGNED CONSENT FROM YOUR INDEPENDENT AUDITORS WITH ANY AMENDMENT FILED.

An updated consent from the Company's independent auditors has been filed with Amendment No. 2.

Registration Statement Cover Page

5. PLEASE ADD AND CHECK THE RULE 415 BOX TO THE COVER PAGE OF THE REGISTRATION STATEMENT. REFER TO ITEM D.36 IN THE MAIN VOLUME OF OUR MANUAL OF PUBLICLY AVAILABLE TELEPHONE INTERPRETATIONS, WHICH IS AVAILABLE ON OUR WEBSITE AT HTTP.1/WWW.SEC.GOV/INTEMQ/TELENHONE.SHTNSL.

The Rule 415 box has been added to the cover page of the Registration Statement and has been checked.

Prospectus Cover Page

6. SUPPLEMENTALLY CONFIRM TO US THAT THE SELLING SHAREHOLDERS WILL NOT SELL ANY OF THE SHARES BEING REGISTERED FOR RESALE UNTIL YOUR SHARES ARE QUOTED ON THE NASDAQ SMALLCAP MARKET. ALTERNATIVELY, DISCLOSE ON THE COVER PAGE OF THE PROSPECTUS AND IN YOUR PLAN OF DISTRIBUTION SECTION THAT THE SELLING SHAREHOLDERS WILL SELL AT A FIXED PRICE PER SHARE UNTIL YOUR SHARES ARE QUOTED, AND IDENTIFY THE FIXED PRICE AT WHICH THE SELLING SHAREHOLDERS WILL SELL UNTIL A TRADING MARKET IS ESTABLISHED.

The Company acknowledges the Staff's comment and informs the Staff on a supplemental basis that the selling stockholders will not sell any of the shares being registered for resale on the Registration Statement until the Company's shares are quoted on the Nasdaq SmallCap Market or other trading market or exchange.

Prospectus Inside Front Cover Page - Page 1

7. WE NOTE YOUR DISCLOSURE THAT YOU "DO NOT MAKE ANY REPRESENTATION AS TO THE ACCURACY" OF THE MARKET AND CLINICAL DATA AND OTHER DATA AND FORECASTS INCLUDED IN YOUR PROSPECTUS. PLEASE NOTE THAT IT IS INAPPROPRIATE TO SUGGEST THAT YOU DO NOT HAVE RESPONSIBILITY FOR THE ACCURACY OF DISCLOSURE IN THE REGISTRATION STATEMENT. PLEASE REVISE YOUR DISCLOSURE ACCORDINGLY.

The language referred to in the Staff's comment has been deleted from page i of the prospectus.

8. PLEASE SUPPLEMENTALLY PROVIDE US WITH COPIES OF THE INDUSTRY REPORTS AND MARKET DATA CITED THROUGHOUT THE REGISTRATION STATEMENT, CLEARLY MARKING THE RELEVANT SECTIONS, AND IDENTIFY THE REPORTS PREPARED SPECIFICALLY FOR YOUR USE. PLEASE ALSO SUPPLEMENTALLY PROVIDE US WITH COPIES OF CONSENTS FROM THE SOURCES OF THE CITED STATISTICS CONSENTING TO THE USE OF THEIR NAMES AND/OR DATA IN THE PROSPECTUS.

The Company has included as Annex A to this response letter, copies of the industry reports and market data cited in the prospectus. The Company respectfully submits that consents from the sources cited in the prospectus are not necessary since the cited reports and industry data were obtained from publicly available sources and were not obtained from industry reports that were paid for by the Company or not readily available in the public domain.

9. PLEASE ALSO REVISE TO CLARIFY WHEN CITED STATISTICS ARE THE RESULT OF SPONSORED RESEARCH AND WHEN CITED STATISTICS ARE THE RESULT OF STUDIES CONDUCTED AND FINDINGS MADE BY YOUR KEY EMPLOYEES OR AFFILIATES.

The Company hereby advises the Staff on a supplemental basis that none of the cited market statistics contained in the prospectus were the result of sponsored research or the result of studies conducted and findings made by the Company's key employees or affiliates. In addition, the prospectus has been revised under "Business - Current Applications - Plastic Surgery" to clarify that the pilot clinical trial described under that heading was led by one of our consultants in his capacity as Chairman of the ASAPS Innovative Procedure Committee. The Company hereby further advises the Staff on a supplemental basis that this study was not sponsored by the Company.

Prospectus Summary - Page 1

10. THE DISCLOSURE IN THE SUMMARY SHOULD BE A BALANCED PRESENTATION OF YOUR BUSINESS. PLEASE BALANCE THE DISCLOSURE OF YOUR POTENTIAL MARKET PROSPECTS WITH A BRIEF DISCUSSION OF THE PRINCIPAL CHALLENGES OR RISKS ASSOCIATED WITH YOUR COMPANY AND BUSINESS OPPORTUNITIES, MANY OF WHICH ARE IDENTIFIED IN YOUR RISK FACTORS SECTION. YOU SHOULD SPECIFICALLY HIGHLIGHT THE FACT THAT SINCE INCEPTION YOU HAVE GENERATED ONLY LIMITED REVENUES AND INCURRED SIGNIFICANT LOSSES.

The disclosure on page 2 has been revised to provide a brief discussion of the principal challenges or risks associated with the Company's potential market prospects. In addition, the Company has added a sentence on pages 3 and 4 under "Company History" to disclose the fact that the Company has generated only limited revenues and incurred significant losses to date.

11. WE NOTE YOUR DISCLOSURE ON PAGE 4 THAT, PURSUANT TO AN AGREEMENT WITH ADM TRONICS. "ALL FUTURE TECHNOLOGIES AND PRODUCTS UTILIZING NON-INVASIVE ELECTROTHERAPEUTIC TECHNOLOGIES WILL BE DEVELOPED AND COMMERCIALIZED BY [YOU] AND NOT ADM TRONICS." PLEASE FILE THIS AGREEMENT AS AN EXHIBIT TO THE REGISTRATION STATEMENT. ADDITIONALLY, AS THIS AGREEMENT RELATES TO "FUTURE" TECHNOLOGIES, PLEASE CLARIFY WHETHER ADM TRONICS IS FREE TO

COMPETE WITH YOUR CURRENT SOFPULSE TECHNOLOGY PRODUCTS AND THE OTHER PRODUCTS YOU ARE CURRENTLY DEVELOPING. WE NOTE FURTHER YOUR DISCLOSURE THAT ADM TRONICS CURRENTLY HAS ITS OWN "NON-INVASIVE MEDICAL DEVICES." ALSO DISCLOSE WHETHER YOU HAVE NON-COMPETITION AGREEMENTS WITH ADM TRONICS AND ITS EMPLOYEES.

The Company acknowledges the Staff's comment and has filed a copy of the agreement between the Company and ADM Tronics as an exhibit to Amendment No. 2 to the Registration Statement. In addition, the disclosure on page 4 under "Company History" has been revised to clarify that ADM Tronics will not compete with the Company's "current and" future non-invasive technology and products. The Company also advises the Staff that as set forth on page 4 of the prospectus under "Company History," ADM Tronics' Sonotron Technology is only commercially available for the treatment of animals in the United States and does not compete with the Company's products. The Company hereby advises the Staff on a supplemental basis that except for the agreement described above which prohibits ADM Tronics from pursuing non-invasive technologies unless the Company elects not to pursue them, except for employment agreements, there are no other non-compete agreements with ADM Tronics and its employees.

12. PLEASE DESCRIBE IN GREATER DETAIL THE JOINT NOTE OFFERINGS MENTIONED ON PAGE 4. CLARIFY HOW THE PROCEEDS FROM THESE OFFERINGS WHERE ALLOCATED BETWEEN YOU AND ADM TRONICS AND THE PURPOSES FOR WHICH THOSE PROCEEDS WERE USED. WE NOTE FURTHER YOUR DISCLOSURE ON PAGE 33 THAT NET PROCEEDS FROM THE PRIVATE PLACEMENTS "WERE BEING HELD BY ADM TRONICS."

In an effort to maintain the length of the Prospectus Summary, the Company has provided a brief description of the private placements in the summary and a more detailed description of the joint note offerings in the Liquidity and Capital Resource section of Managements' Discussion and Analysis of Financial Condition and Results of Operations and Description of Capital Stock. A sentence has been added on page 5 to refer to those sections of the prospectus where a more detailed description of the securities sold is included. In addition, a sentence has been added on page 5 disclosing the use of proceeds from the private placements.

Risk Factors - Page 7

General

13. PLEASE DESCRIBE, UNDER APPROPRIATE HEADING THE RISKS ASSOCIATED WITH THE FACT THAT YOU DID NOT HAVE SUFFICIENT INDEPENDENT AND DISINTERESTED DIRECTORS TO APPROVE OR RATIFY THE TRANSACTIONS REFERENCED IN THE CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS SECTION OF THE PROSPECTS.

Additional disclosure has been added on page 13 under the risk factor entitled "Because of our relationship with ADM Tronics, conflicts of interest may arise between us and ADM Tronics" in response to the Staff's comment.

14. PLEASE ADD A RISK FACTOR ADDRESSING THE RISKS ASSOCIATED WITH ENGAGING AN UNDERWRITER WITH LIMITED EXPERIENCE, SOME OF WHICH ARE LISTED ON PAGE 83.

An additional risk factor entitled "Our underwriter's lack of experience in public offerings could decrease the chance of a successful offering and decrease the market price of our securities" has been added on page 20.

We have a limited operating history of which to evaluate our potential... -
Page 7

15. THE DESCRIPTIONS IN THE BULLETED LISTS ARE TOO VAGUE AND GENERIC. PLEASE REVISE TO CLARIFY HOW EACH IS SPECIFIC TO YOUR BUSINESS AND OPERATIONS.

The bullet points on page 8 have been revised to clarify how each is specific to the Company's business and operations.

We have a history of significant and continued operating losses.... - Page 7

16. DISCLOSE HOW LONG YOU EXPECT TO INCUR ADDITIONAL OPERATING LOSSES AND NEGATIVE CASH FLOWS FROM OPERATIONS. FOR EXAMPLE, DO YOU INTEND TO INCUR SUCH LOSSES FOR THE FORESEEABLE FUTURE?

The language on page 8 has been revised to indicate that the Company expects to incur additional operating losses and negative cash flows for the foreseeable future.

17. PLEASE ADDRESS THE RISKS ASSOCIATED WITH YOUR EXPECTATION THAT YOUR AUDITORS WILL RAISE SUBSTANTIAL DOUBT REGARDING YOUR ABILITY TO CONTINUE AS A GOING CONCERN. YOU SHOULD ADDRESS, FOR EXAMPLE, THE ADVERSE EFFECTS THAT THE AUDITOR'S GOING CONCERN OPINION MAY HAVE ON YOUR ABILITY TO SECURE ADDITIONAL FINANCING.

The language on page 9 has been revised to address the risks associated with a going concern opinion.

Our revenues are currently dependent on our products which utilize PEMF.... -
Page 8

18. IN AN APPROPRIATE SECTION OF THE PROSPECTUS, PLEASE EXPAND YOUR DESCRIPTION OF THE "PERCEIVED ISSUES RELATING TO THE QUALITY AND SAFETY" OF YOUR PRODUCTS.

The Company hereby advises the Staff on a supplemental basis that it is not aware of any "perceived issues relating to the quality and safety" of its products and has deleted such language and replaced it with additional disclosure.

19. WE REFER YOU TO THE SECOND PARAGRAPH UNDER THIS RISK FACTOR HEADING. UNDER SEPARATE AND APPROPRIATE HEADINGS, PLEASE EXPAND YOUR DISCLOSURE TO
HIGHLIGHT: (I) THE RISKS ASSOCIATED WITH SEEKING REGULATORY CLEARANCE AND APPROVAL OF NEW PRODUCTS OR TECHNOLOGIES; AND (II) THE RISKS ASSOCIATED WITH YOUR ABILITY TO MARKET, SELL AND COMMERCIALIZE NEW PRODUCTS.

The Company respectfully submits that it believes that the disclosure contained in the second paragraph under the risk factor referred to in the Staff's comment is relevant to the risk discussed. In addition, with respect to the requested additional disclosure pertaining to regulatory clearance and approval of new products or technologies, the Company refers the Staff to the risk factors entitled `If the FDA or other state or foreign agencies impose regulations that affect our products, our development, manufacturing and marketing costs will be increased" and "The FDA can impose civil and criminal enforcement actions and other penalties on us if we or our manufacturer fails to comply with stringent FDA regulations" on pages 16-18 which contains the expanded disclosure requested.

20. ADDITIONALLY, THE BULLET POINT LIST IS GENERIC AND DOES NOT INDICATE HOW THESE RISKS SPECIFICALLY IMPACT YOUR BUSINESS AND OPERATIONS. PLEASE REVISE TO USE EXAMPLES THAT DEMONSTRATE THE RISK TO YOUR BUSINESS.

The disclosure contained in the bullet point list has been revised to clarify how each is specific to the Company's business and operations.

If we are unable to receive reimbursement from third parties.... - _Page 9

21. PLEASE QUANTIFY THE PORTION OF YOUR HISTORICAL REVENUES COMPRISED OF MEDICARE PAYMENTS.

The Company hereby advises the Staff on a supplemental basis that for the last five years, there has been no reimbursement from Medicare as described in the prospectus on page 10. As a result, historically, the Company has not received any payments from Medicare. However, as disclosed in the prospectus on page 9, in late 2004, Medicare reimbursement was reinstated by CMS.

The loss of any of our executive officers or key personnel....- Page 13

22. PLEASE CONFIRM THAT YOU WILL FILE AS EXHIBITS TO THE REGISTRATION STATEMENT YOUR EMPLOYMENT AND CONSULTING AGREEMENTS WITH YOUR KEY PERSONNEL.

The Company supplementally confirms that all employment agreements or consulting agreements with the Company's key personnel that have not been filed will be filed as exhibits to the registration statement after such agreements are finalized.

23. WE ALSO NOTE THAT YOUR EMPLOYMENT AGREEMENT WITH MR. DIMINO WILL NOT REQUIRE HIM TO DEVOTE HIS FULL TIME AND ATTENTION TO YOUR COMPANY. PLEASE EXPAND YOUR RISK FACTOR DISCLOSURE TO DISCUSS THE RISKS THIS MAY PRESENT TO YOUR INVESTORS.

The disclosure on page 15 has been expanded to discuss the risks associated with the fact that Mr. DiMino will not be devoting his full time and attention to the Company's business.

We depend on a limited number of suppliers.... - Page 13

24. WITH A VIEW TOWARD DISCLOSURE, TELL US HOW MUCH TIME YOU WOULD NEED TO REPLACE A KEY SUPPLIER.

The Company hereby advises the Staff on a supplemental basis that it believes that the materials used in its products are readily available and that its key suppliers could be replaced in less than 30 days.

Risks Related to Our Common Stock - Page 17

Executive officers, directors and entities affiliated with them.... - Page 17

25. PLEASE REVISE YOUR DISCLOSURE OF THE PERCENTAGE OF YOUR COMMON STOCK BENEFICIALLY OWNED BY YOUR DIRECTORS, OFFICERS, PRINCIPAL SHAREHOLDERS AND AFFILIATES OF THE SAME TO REFLECT THE EXERCISE OF ALL "IN THE MONEY" OPTIONS AND WARRANTS BASED ON THE ASSUMED INITIAL PUBLIC OFFERING PRICE.

The risk factor on page 18 has been revised to disclose the percentage of the Company's common stock beneficially owned by its directors, officers, principal shareholders and affiliates of the same to reflect the exercise of all "in the money" options and warrants based on the assumed initial public offering price.

Our stock price after the offering could be below the offering price.... -
Page 18

26. PLEASE EXPLAIN HOW YOUR STATED BELIEF THAT THE VALUATION METRICS OFTEN ATTRIBUTED TO MEDICAL DEVICE TECHNOLOGY COMPANIES ARE LESS THAN THOSE ATTRIBUTED TO BIOTECHNOLOGY COMPANIES IMPACTS THE RISK THAT YOUR STOCK PRICE AFTER THE OFFERING MAY BE LESS THAN THE OFFERING PRICE.

The sentence referred to in the Staff's comment has been deleted from the prospectus.

Sales of substantial amounts of our common stock may occur.... - Page 18

27. IT IS UNCLEAR WHETHER THE SHARES OFFERED BY THE SELLING SHAREHOLDERS AND REGISTERED PURSUANT TO THIS REGISTRATION STATEMENT ARE ALSO SUBJECT TO A LOCK-UP AGREEMENT. PLEASE CLARIFY HERE AND ELSEWHERE WHERE APPROPRIATE THROUGHOUT THIS PROSPECTUS AND IN THE ALTERNATE PROSPECTUS. WE MAY HAVE FURTHER COMMENT.

The language in the risk factor and throughout the prospectus and the alternate prospectus has been revised to clarify that the shares offered by the selling shareholders and registered pursuant to this registration statement will also be subject to a lock-up agreement and the terms have also been described.

Special Note Regarding Forward-Looking Statements - Page 21

28. PLEASE DELETE THE SECOND SENTENCE OF THIS PARAGRAPH AS IT IS INAPPROPRIATE TO DISCLAIM RESPONSIBILITY FOR THE ACCURACY AND COMPLETENESS OF STATEMENTS THAT APPEAR IN YOUR PROSPECTUS.

The second sentence of the second paragraph on page 23 has been deleted.

Dilution - Page 24

29. PLEASE EXPAND YOUR DISCLOSURE TO INCLUDE THE FURTHER DILUTION TO NEW INVESTORS ASSUMING EXERCISE OF THE OUTSTANDING STOCK OPTIONS AND WARRANTS IF THE EXERCISE PRICES WILL BE SIGNIFICANTLY LESS THAN THE IPO PRICE.

The disclosure under "Dilution" has been expanded to include the further dilution to new investors assuming exercise of the outstanding stock options and warrants at exercise prices less than the IPO price.

30. PLEASE ALSO QUANTIFY THE DILUTION TO NEW INVESTORS ASSUMING YOUR UNDERWRITERS' OVER-ALLOTMENT IS EXERCISED IN FULL.

The narrative disclosure under "Dilution" quantifies the dilution to new investors assuming the underwriters' overallotment is exercised in full. In addition, the disclosure in the chart under "Dilution" has been expanded to quantify the dilution to new investors assuming the underwriters' overallotment is exercised in full.

Selected Financial Information - Page 27

31. PLEASE SUPPLEMENTALLY CLARIFY WHAT IS MEANT BY THE PHRASE "QUALIFIED IN ITS ENTIRETY BY" AS IT RELATES TO THE AUDITED FINANCIAL STATEMENTS.

The language "qualified in its entirety" has been deleted from the Summary Financial Information on page 7 and Selected Financial Information on page 30.

Management's Discussion and Analysis of Financial Condition and Results of Operation - Page 28

Results of Operations - Page 31

Six months ended September 30, 2004 compared to six months ended September 30, 2003 - Page 31

Rental Income - Page 31

32. REVISE TO QUANTIFY EACH OF THE SIGNIFICANT FACTORS CITED, SUCH AS INCREASED MARKETING ACTIVITIES AND SALES OF PRODUCTS, IN EXPLAINING THE CHANGES IN YOUR RENTAL INCOME. IN ADDITION, EACH SIGNIFICANT FACTOR THAT CONTRIBUTED TO THE SIGNIFICANT VARIANCES IN EXPENSE AMOUNTS EACH PERIOD, SUCH AS INCREASES IN SALARIES AND CONSULTING FEES IN YOUR SELLING, GENERAL AND ADMINISTRATIVE EXPENSES, SHOULD ALSO BE QUANTIFIED AND DISCUSSED. PLEASE APPLY THROUGHOUT MD&A TO THE EXTENT PRACTICABLE.

The disclosure in the MD&A has been revised as requested by the Staff.

33.     PLEASE EXPLAIN HOW SALES OF YOUR PRODUCTS INCREASED YOUR RENTAL INCOME.

The disclosure has been revised to clarify the statement regarding the Company's sales and rental income.

Income Taxes - Page 32

34. PLEASE TELL US WHETHER THIS OFFERING WILL QUALIFY AS A "CHANGE OF CONTROL" FOR PURPOSES OF DETERMINING LOSS CARRYFORWARDS.

The Company hereby advises the Staff on a supplemental basis that although the valuation of the Company in connection with the initial public offering has not yet been finalized with the underwriters, the Company does not believe that the offering will result in a "change of control" for purposes of determining loss carryforwards.

Liquidity and Capital Resources - Page 33

35. PLEASE REVISE YOUR DISCUSSION OF LIQUIDITY TO DESCRIBE MORE FULLY YOUR OVERALL FINANCIAL STRUCTURE, WITH PARTICULAR EMPHASIS ON YOUR AGREEMENTS WITH ADM AND SUBSIDIARIES. TRANSACTIONS, ARRANGEMENTS AND RELATIONSHIPS WITH UNCONSOLIDATED ENTITIES THAT ARE REASONABLY LIKELY TO AFFECT LIQUIDITY SHOULD BE FULLY DISCLOSED AS WELL.

The disclosure under liquidity and capital resources has been revised to include a description of the Company's agreements that can affect its liquidity.

36. PLEASE MAKE MORE SPECIFIC DISCLOSURE ABOUT COVENANTS ASSOCIATED WITH YOUR BORROWINGS. FOR EXAMPLE, QUANTIFY THE FINANCIAL COVENANTS TO THE EXTENT PRACTICABLE.

The disclosure on pages 37-38 has been revised to add disclosure about the covenants contained in the notes that restrict the ability of the Company to take certain actions. The Company hereby advises the Staff on a supplemental basis that the notes do not contain financial covenants.

37. ADDITIONALLY, PLEASE DESCRIBE IN GREATER DETAIL THE "CERTAIN COVENANTS" THAT MAY RESULT IN AN INCREASE IN THE NUMBER OF SHARES OF COMMON STOCK UNDERLYING THE NOTES AND WARRANTS. ALSO QUANTIFY THE POTENTIAL INCREASE IN THE NUMBER OF UNDERLYING SHARES.

The disclosure on page 38 has been revised to describe the covenant triggering an increase in the number of shares of common stock underlying the notes and warrants and the calculation of such increase.

38. PLEASE REVISE TO DISCLOSE, IF TRUE, THAT YOU ARE CURRENTLY IN COMPLIANCE WITH THE COVENANTS CONTAINED IN THE NOTES. ADDITIONALLY, TO THE EXTENT THAT THESE EXISTING DEBT COVENANTS MAY SUBSTANTIALLY RESTRICT YOUR ABILITY TO OPERATE YOUR BUSINESS, PROVIDE APPROPRIATE RISK FACTOR DISCLOSURE.

The disclosure on page 38 has been revised to describe that the Company was in material compliance with all other covenants contained in the notes. In addition, the Company hereby advises the Staff on a supplemental basis that because the notes will automatically convert in connection with this offering, the Company does not believe that an additional risk factor regarding the covenants in the notes is needed since at such time, the Company's operations will no longer be restricted by such covenants.

39. PLEASE TELL US WHY ADM TRONICS WAS HOLDING THE PROCEEDS FROM YOUR PRIVATE PLACEMENT. WE NOTE YOUR DISCLOSURE ON PAGE 33.

The Company hereby advises the Staff on a supplemental basis that as of December 31, 2004, the proceeds of the private placements were being held by the Company and the disclosure on page 38 has been revised accordingly.

Other

40. WHEN YOU MAKE CHANGES TO THE FINANCIAL STATEMENTS INCLUDED IN THE FORM SB-2 IN RESPONDING TO OUR FINANCIAL STATEMENT COMMENTS, REVISE MANAGEMENT'S DISCUSSION AND ANALYSIS WHERE NECESSARY TO REFLECT THOSE CHANGES.

The Company has updated the MD&A to reflect the changes to the financial statements requested by the Staff.

Business - Page 36

Business Overview - Page 36

41. WE NOTE YOUR DISCLOSURE THAT THE SOFPULSE DEVICE HAS BEEN USED IN OVER 600,000 TREATMENTS. PLEASE EXPAND YOUR DISCLOSURE TO DEFINE "TREATMENT" AS THE TERM IS USED IN THIS CONTEXT. FOR EXAMPLE, DOES "TREATMENT" REFER TO A SINGLE PATIENT OR A SINGLE SESSION?

The disclosure on pages 1 and 41 has been expanded to define "treatment" as each 15-minute application of the SofPulse device on a target area.

42. PLEASE DESCRIBE THE MATERIAL TERMS OF YOUR THREE THIRD-PARTY DISTRIBUTION AGREEMENTS AND TELL US WHY YOU HAVE NOT FILED THESE AGREEMENTS AS EXHIBITS TO THE REGISTRATION STATEMENT.

The Company hereby advises the Staff that the Company has entered into an additional 18 third-party distribution agreements and has revised the disclosure throughout the prospectus accordingly. The disclosure under "Business - Sales and Marketing" on pages 54 and 55 provides a general description of the Company's distribution arrangements. In addition, the Company hereby advises the Staff on a supplemental basis that it has filed a form of its distribution agreement as an exhibit to the Registration Statement, but has not filed the individual agreements with its distributors because the Company does not believe that any of the individual agreements is material to an investor. The Company has entered into an agreement with Global Medical, L.L.C. that the Company believes is material and has separately disclosed the agreement and its terms in the prospectus on page 55. The Company has also filed the agreement as an exhibit to registration statement. In the event the Company enters into any other distribution agreements or arrangements that the Company believes are material, the Company will file such agreement as an exhibit.

Market Overview - Page 37

43. WE NOTE YOUR DISCLOSURE THAT YOU ARE CURRENTLY RESEARCHING AND CLINICALLY TESTING POTENTIAL APPLICATIONS FOR YOUR SOFPULSE DEVICE AND EXPLORING THE POSSIBILITY OF UTILIZING PEMF TECHNOLOGY FOR THE TREATMENT OF EDEMA. PLEASE EXPAND YOUR DISCLOSURE TO DISCUSS THE RESEARCH AND TESTING COSTS AND TIME NEEDED TO MAKE SUCH APPLICATIONS OF YOUR PRODUCTS VIABLE.

A cross reference to the section of the prospectus entitled "Potential New Markets and Applications" has been added on page 44 and the section "Potential New Markets and Applications" on page 50 has been expanded to disclose the Company's belief on the research and development costs and time needed to make such applications of the Company's products viable.

Future Markets - Page 38

44. IF YOU ELECT TO RETAIN PROJECTIONS REGARDING POTENTIAL FUTURE MARKETS IN YOUR PROSPECTUS, PLEASE BALANCE THIS DISCLOSURE WITH A DESCRIPTION OF THE CHALLENGES, COSTS, AND TIME NEEDED TO DEVELOP AND COMMERCIALIZE PRODUCTS TO BE INTRODUCED INTO THOSE MARKETS.

The disclosure on page 50 under the section entitled "Potential New Markets and Applications" has been revised to provide a brief discussion of the principal challenges or risks associated with the Company's potential market prospects and the expected time needed to develop and commercialize products introduced into those markets.

Other Markets and Applications - Page 45

45. PLEASE UPDATE YOUR DISCLOSURE REGARDING THE STATUS OF YOUR REGULATORY CLEARANCE APPLICATION FOR THE PAIN RELIEF PRODUCT AND TELL US WHETHER YOU STILL ANTICIPATE OBTAINING CLEARANCE BY THE END OF 2005.

The disclosure on page 51 has been revised to clarify that the Company has not yet filed its application for clearance with the FDA and anticipates obtaining clearance by the end of its fiscal year ending March 31, 2006.

Our Strategy - Page 39

Expand the use of SofPulse for Angiogenesis and Vascularization .... - Page 40

46. PLEASE BRIEFLY DESCRIBE THE MATERIAL TERMS OF YOUR SPONSORED RESEARCH AGREEMENTS WITH MONTEFIORE MEDICAL CENTER AND DISCLOSE WHETHER ANY PAYMENTS WERE MADE WITH SECURITIES.

The Company refers to the Staff to the disclosure on page 53 under "Research and Development" which contains a description of the material terms of the sponsored research agreements with Montefiore Medical Center. A cross reference to the description has been added on page 46 and the disclosure on page 53 has been revised to clarify that the payments made to Montefiore were cash payments.

Current Applications - Page 41

47. WE NOTE YOUR DISCLOSURE ON PAGE 42 THAT YOU ARE RE-INTRODUCING THE SOFPULSE DEVICE INTO THE CHRONIC WOUND MARKET. PLEASE EXPAND YOUR DISCLOSURE TO DISCUSS THE IMPACT OF COMPETING PRODUCTS AND TECHNOLOGIES DEVELOPED BY YOUR COMPETITORS SINCE 1997, THE LAST TIME YOUR SOFPULSE DEVICE HAD A SIGNIFICANT PRESENCE IN THIS MARKET.

The disclosure on page 49 has been expanded to discuss the impact of competing products and technologies developed by the Company's competitors since 1997.

Plastic Surgery - Page 43

48. PLEASE DISCLOSE THE MEANING OF ACRONYMS SUCH AS "ASAPS" WHERE THEY FIRST APPEAR IN THE PROSPECTUS. ALSO, PLEASE DISCLOSE ANY MATERIAL RELATIONSHIPS BETWEEN YOU AND THIS PARTICULAR ORGANIZATION.

The disclosure throughout the prospectus has been revised to disclose the meaning of acronyms used in the prospectus. The Company hereby advises the Staff on a supplemental basis that the Company does not have a material relationship with this organization.

49. PLEASE DESCRIBE BRIEFLY THE "ISSUES OF COMPLIANCE" MENTIONED IN THE LAST PARAGRAPH ON PAGE 43.

The disclosure on page 50 has been revised to clarify "issues of compliance."

Manufacturer and Suppliers - Page 48

Manufacturer - Page 48

50. FROM THE DISCLOSURE OF THE TERMS OF YOUR MANUFACTURING AGREEMENT, IT APPEARS THAT YOU ARE CHARGED TWICE FOR THE SAME MATERIALS USED TO MANUFACTURE YOUR PRODUCTS, ONCE WHEN YOU PURCHASE AND PROVIDE ADM TRONICS WITH THESE MATERIALS (AS DISCLOSED ON PAGE 50), AND AGAIN WHEN ADM TRONICS CHARGES YOU THE INVOICED COST FOR THESE MATERIALS. PLEASE EXPLAIN.

The disclosure throughout the prospectus has been revised to clarify that ADM Tronics only receives a fee on the materials if they actually purchase such materials for the Company.

51. PLEASE EXPLAIN HOW THE ADM TRONICS' LABOR RATE IS DETERMINED, DISCLOSE THE BASIS FOR YOUR BELIEF THAT THE LABOR RATE IS LESS THAN THAT WHICH YOU COULD OBTAIN FROM UNAFFILIATED THIRD PARTIES, AND DISCLOSE WHETHER ADM TROPICS' RATE IS STILL MORE FAVORABLE THAN WHAT YOU BELIEVE YOU COULD OBTAIN FROM UNAFFILIATED THIRD PARTIES AFTER THE 20% PREMIUM IS INCLUDED.

The Company hereby advises the Staff on a supplemental basis that, as disclosed on page 56, the labor rate is determined based on ADM Tronics's standard hourly manufacturing rates. The basis for the Company's belief that such rate is less than that which the Company could obtain from third parties (even with the 20% premium) is because the actual labor rate charged by ADM Tronics is less than the amount ADM Tronics normally charges to other third parties and the Company's management is aware of the prices being charged by other third party manufacturers. The Company has not disclosed the fact that it receives a rate which is less than that charged by ADM Tronics since it would affect the competitive position of ADM Tronics with respect to its ability to negotiate its manufacturing rates with other third parties.

Competition - Page 50

52. WE NOTE YOUR DISCLOSURE THAT REGENISIS BIOMEDICAL MANUFACTURES AND MARKETS A DEVICE THAT IS SIMILAR TO "[YOUR] FIRST GENERATION SOFPULSE DEVICE" (EMPHASIS ADDED). HOWEVER, YOUR DISCLOSURE ON PAGE 14 STATES THAT REGENISIS MANUFACTURES AND MARKETS PRODUCTS SIMILAR TO A1L OF YOUR SOFPULSE DEVICE PRODUCTS. PLEASE EXPLAIN THIS APPARENT DISCREPANCY.

The disclosure on page 58 has been revised to clarify that the Regenisis product is similar to the Company's first generation SofPulse device.

53. PLEASE DESCRIBE THE METHODS OF COMPETITION AND YOUR COMPETITIVE POSITION IN THE INDUSTRIES IN WHICH YOU COMPETE. REFER TO ITEM 101(A)(4) OF REGULATION S-B.

The disclosure under "Business - Competition" has been revised as requested by the Staff.

Reimbursement - Page 55

Medicare - Page 55

54. PLEASE DESCRIBE THE DIFFERENCE BETWEEN "PROVIDERS OF HEALTHCARE IN THE HOME" AND "HOME HEALTH CARE SYSTEMS." WE NOTE YOUR DISCLOSURE THAT THE OCTOBER 2004 CMS QUARTERLY UPDATE PROVIDES FOR REIMBURSEMENT OF THE FORMER BUT NOT THE LATTER. IT IS ALSO UNCLEAR WHETHER THE OCTOBER 2004 UPDATE EFFECTIVELY LIMITS ITS JULY 2004 REVERSAL REGARDING MEDICARE REIMBURSEMENT FOR THE USE OF YOUR PRODUCTS. PLEASE CLARIFY.

The Company has revised the disclosure on page 63 to clarify the statements regarding "providers of healthcare in the home" and "home healthcare systems."

55. WE NOTE YOUR DISCLOSURE THAT THE PROSPECTIVE PAYMENT SYSTEM ("PPS") CAPS THE AMOUNT A HOSPITAL CAN BE REIMBURSED FOR INPATIENT CARE, BASED ON PREDETERMINED RATES WHICH MAY BE LESS THAN THE HOSPITAL'S ACTUAL COSTS IN FURNISHING SUCH CARE. IT WOULD THUS APPEAR THAT THE PPS COULD LIMIT THE AMOUNT YOU CAN CHARGE HOSPITALS FOR THE USE OF YOUR PRODUCTS. IF TRUE, PLEASE PROVIDE APPROPRIATE DISCLOSURE REGARDING THIS FACT.

The disclosure on page 64 has been revised to disclose that the amount that the Company could charge the hospital could be limited by PPS.

Properties - Page 57

56. PLEASE EXPLAIN WHY ADM TRONICS DETERMINES THE PORTION OF FACILITIES SPACE ALLOCATED TO YOU ON A MONTHLY BASIS. WHAT FACTORS DOES ADM TRONICS CONSIDER IN DETERMINING THE ALLOCATION?

The Company hereby advises the Staff on a supplemental basis that since the amount of rent charged to the Company is based on the amount of space utilized by the Company, the Company and ADM Tronics have determined that allocation of such space on a monthly basis is the most conservative method for calculating such amounts. The disclosure on page 65 has been revised accordingly.

57. PLEASE CONFIRM THAT THE MONTHLY RENT FOR YOUR RESEARCH FACILITIES IN SANTA CLARA, CA IS, IN FACT, $400.

The Company hereby confirms that the monthly rent for this space is $400 per month.

Management - Page 59

General

58. PLEASE DISCLOSE IN THE MANAGEMENT SECTION OF THE PROSPECTUS, IF TRUE, THAT YOUR UNDERWRITER HAS THE RIGHT DURING THE THREE-YEAR PERIOD FOLLOWING THE CONSUMMATION OF THIS OFFERING TO DESIGNATE ONE PERSON FOR ELECTION TO YOUR BOARD.

The management section of the prospectus has been revised to disclose that the underwriter has a right during the three-year period following the consummation of this offering to designate one person for election to the Company's board of directors.

Executive Compensation - Page 63

59. WE NOTE YOUR DISCLOSURE THAT NO OFFICER OF IVIVI RECEIVED ANY COMPENSATION FOR FISCAL YEARS ENDED MARCH 31, 2002, 2003 OR 2004. PLEASE NOTE THAT ITEM 402 OF REGULATION S-B REQUIRES THE DISCLOSURE OF ALL COMPENSATION PAID TO NAMED EXECUTIVES "BY ANY PERSON FOR SERVICES RENDERED IN ALL CAPACITIES TO THE REGISTRANT" THUS, PLEASE DISCLOSE ALL COMPENSATION AWARDED TO, EARNED BY OR PAID TO YOUR OFFICERS, WHETHER OR NOT SUCH COMPENSATION WAS RECEIVED DIRECTLY FROM IVIVI, OR CONFIRM THAT NO SUCH COMPENSATION WAS AWARDED, EARNED OR PAID.

The Company hereby advises the Staff on a supplemental basis that no compensation was paid by the Company to any executives during the fiscal years ended March 31, 2002 and 2003. The Management section has been revised to add a Summary Compensation Table for the fiscal year ended March 31, 2004.

60. PLEASE TELL US WHY YOU BELIEVE THE STOCK OPTIONS GRANTED TO YOUR OFFICERS IN FISCAL YEAR 2004 SHOULD NOT BE CONSIDERED COMPENSATION PURSUANT TO
ITEM 402 OF REGULATION S-B.

The Management section has been revised to add a Summary Compensation Table for the fiscal year ended March 31, 2004, which table includes the stock and options issued to executive officers during the fiscal year ended March 31, 2004.

Stock Issuances - Page 65

61. WE NOTE YOUR DISCLOSURE OF A VOTING AGREEMENT AMONG YOUR OFFICERS AND CERTAIN SHAREHOLDERS. PLEASE FILE THIS AGREEMENT AS AN EXHIBIT TO THE REGISTRATION STATEMENT AND DISCLOSE THE NAMES OF THE "CERTAIN SHAREHOLDERS" WHO ARE PARTIES TO THE AGREEMENT.

The disclosure on page 75 has been revised to disclose the name of the shareholders who are parties to the voting agreement. In addition, the voting agreement has been filed as an exhibit with Amendment No. 2 to the Registration Statement.

Consulting Agreement - Page 66

62. PLEASE TELL US WHETHER THIS OFFERING QUALIFIES AS A "CHANGE OF CONTROL" AS SUCH TERM IS DEFINED IN YOUR CONSULTING AGREEMENT WITH DR. BERISH.

The Company hereby advises the Staff on a supplemental basis that although the valuation of the Company in connection with the initial public offering has not yet been finalized with the underwriters, the Company does not believe that the offering will result in a "change of control" for purposes of the consulting agreement with Dr. Strauch. In addition, the Company has been informed by Dr. Strauch that in the event the offering qualifies as a "change of control" Dr. Strauch will agree to waive any "change of control" provision in connection with this offering.

Security Ownership of Certain Beneficial Owners and Management - Page 69

63. PLEASE INCLUDE IN THE BENEFICIAL OWNERSHIP TABLE, AS SHARES BENEFICIALLY OWNED BY MR. DIMINO, THE 215,000 SHARES HELD BY FIFTH AVENUE CAPITAL PARTNER FOR WHICH MR. DIMINO WILL RETAIN THE RIGHT TO VOTE AFTER THE COMPLETION OF THE OFFERING.

The beneficially ownership table has been revised to include the shares owned by Fifth Avenue Capital Partners as shares beneficially owned by Mr. DiMino.

Certain Relationships and Related Party Transactions - Page 71

Repayment of Amounts to ADM Tropics - Page 71

64. PLEASE DISCLOSE HERE AND IN THE "USE OF PROCEEDS - REPAYMENTS OF AMOUNTS" SECTION OF THE PROSPECTUS THAT YOUR CHAIRMAN AND CFO, TOGETHER WITH HIS FAMILY, OWNS APPROXIMATELY 30% OF ADM TRONICS' OUTSTANDING SHARES.

The disclosure on pages 25 under "Use of Proceeds" and 81 under "Certain Relationships and Related Transactions" have been revised to disclose that Mr. DiMino, together with members of his family, own approximately 29% of the outstanding common stock of ADM Tronics.

Description of Capital Stock - Page 74

65. WE NOTE YOUR DISCLOSURE THAT YOU INTEND TO AMEND THE COMPANY'S CERTIFICATE OF INCORPORATION. PLEASE FILE A COPY OF THE FORM OF AMENDED AND RESTATED CERTIFICATE OF INCORPORATION AS AN EXHIBIT TO YOUR REGISTRATION STATEMENT AND CLARIFY WHEN THE AMENDED AND RESTATED CERTIFICATE WILL BECOME EFFECTIVE.

The Company acknowledges the Staff's comments and advises the Staff that the amended and restated certificate of incorporation will be filed as an exhibit to the registration statement. In addition, language has been added to clarify that the amended and restated certificate of incorporation will become effective prior the date of the prospectus.

Shares Eligible for Future Sale - Page 78

66. PLEASE REVISE TO PROVIDE A TABLE SHOWING THE NUMBER OF SHARES THAT COULD BE SOLD UNDER RULE 144 AT EACH RELEVANT DATE IN THE FUTURE, TAKING INTO ACCOUNT THE IMPACT OF THE LOCKUP AGREEMENTS.

The Company respectfully submits to the Staff that it does not believe that a table is applicable since all of the shares that are owned by the officers and directors will be eligible for sale under Rule 144 following the expiration date of the twelve month lockup and disclosure describing the status of these shares has been added on page 89.

Lock-Up Agreements - Page 78

67. WE NOTE YOUR DISCLOSURE THAT AN AS YET UNSPECIFIED NUMBER OF SHARES ARE SUBJECT TO LOCKUP AGREEMENTS THAT EXTEND FOR A PERIOD OF BETWEEN SIX AND TWELVE MONTHS AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT. PLEASE EXPAND YOUR DISCLOSURE TO IDENTIFY THE NUMBER OF SHARES SUBJECT TO EACH LOCK-UP AGREEMENT OF A SPECIFIC LENGTH.

The disclosure on page 89 and elsewhere in the prospectus has been revised to identify the number of shares subject to each lock-up agreement.

Underwriting - Page 79

68. PLEASE IDENTIFY ANY MEMBERS OF THE UNDERWRITING SYNDICATE THAT WILL ENGAGE IN ANY ELECTRONIC OFFER, SALE OR DISTRIBUTION OF THE SHARES AND DESCRIBE THEIR PROCEDURES TO US SUPPLEMENTALLY. IF YOU BECOME AWARE OF ANY ADDITIONAL MEMBERS OF THE UNDERWRITING SYNDICATE THAT MAY ENGAGE IN ELECTRONIC OFFERS, SALES OR DISTRIBUTIONS AFTER YOU RESPOND TO THIS COMMENT, PROMPTLY SUPPLEMENT YOUR RESPONSE TO IDENTIFY THOSE MEMBERS AND PROVIDE US WITH A DESCRIPTION OF THEIR PROCEDURES.

        BRIEFLY DESCRIBE ANY ELECTRONIC DISTRIBUTION IN THE FILING.

        ALSO, IN YOUR DISCUSSION OF THE PROCEDURES, TELL US HOW YOUR PROCEDURES ENSURE THAT THE DISTRIBUTION COMPLIES WITH SECTION 5 OF THE SECURITIES ACT. IN
PARTICULAR:

                o       THE COMMUNICATIONS USED;
                o       THE AVAILABILITY OF THE PRELIMINARY PROSPECTUS;
                o THE MANNER OF CONDUCTING THE DISTRIBUTION AND SALE, LIKE THE USE OF INDICATIONS OF INTEREST OR CONDITIONAL OFFERS; AND
                o       THE FUNDING OF AN ACCOUNT AND PAYMENT OF THE PURCHASE
                        PRICE.

        FINALLY, TELL US WHETHER YOU OR THE UNDERWRITERS HAVE ANY ARRANGEMENTS WITH A THIRD PARTY TO HOST OR ACCESS YOUR PRELIMINARY PROSPECTUS ON THE INTERNET. IF SO, IDENTIFY THE PARTY AND THE WEBSITE, DESCRIBE THE MATERIAL TEAMS OF YOUR AGREEMENT AND PROVIDE US WITH A COPY OF ANY WRITTEN AGREEMENT. PROVIDE US ALSO WITH COPIES OF ALL INFORMATION CONCERNING YOUR COMPANY OR PROSPECTUS THAT HAS APPEARED ON THEIR WEBSITE. AGAIN, IF YOU SUBSEQUENTLY ENTER INTO ANY ARRANGEMENTS LIKE THIS, PROMPTLY SUPPLEMENT YOUR RESPONSE.

The Company has been advised by the representative of the underwriters that none of the members of the underwriting syndicate will engage in any electronic offer, sale or distribution of the shares in this offering. If the Company or the representative of the underwriters becomes aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after the date hereof, the Company and the representative of the underwriters will promptly identify those members and provide the Staff with a description of their procedures. The Company has also been advised by the representative of the underwriters that the underwriters have not entered into any arrangements with a third party to host the Company's preliminary prospectus on the Internet. If any of the underwriters subsequent to the date hereof enter into any such agreement, the Company will promptly notify the Staff.

69. PLEASE PROVIDE AN ESTIMATE OF THE NUMBER OF SHARES THAT MAY BE SOLD TO DISCRETIONARY ACCOUNTS AS REQUIRED BY ITEM 508(H) OF REGULATION S-B.

As disclosed on page 94, based on information provided by the underwriters to the Company, the underwriters do not expect to confirm sales of shares to discretionary accounts.

Financial Statements

Financial Statements as of September 30. 2004 and 2003

General

70. PLEASE APPLY OUR COMMENTS ON THE FINANCIAL STATEMENTS FOR THE YEAR ENDED MARCH 31, 2004 AND 2003 TO YOUR PERIOD ENDED SEPTEMBER 30, 2004 AND 2003 WHERE APPLICABLE.

The Company hereby advises the Staff that its comments have been applied to the financial statements for the year ended March 31, 2004 and 2003 and interim periods where applicable.

71. REVISE TO INCLUDE THE ACCOUNTANTS REPORT FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2004 AND 2003. IF NO REPORT WAS PREPARED THEN LABEL THE FINANCIAL STATEMENTS AS "UNAUDITED."

The financial statements for the nine months ended December 31, 2004 have been labeled as "unaudited."

Balance Sheet - Page F-3

72. SUPPLEMENTALLY EXPLAIN THE NATURE OF $2 MILLION CURRENT ASSET, "DUE FROM ADM TRONICS UNLIMITED, INC." WHY WAS NO BALANCE RECORDED IN PRIOR PERIODS? REVISE TO CLARIFY THAT THIS IS A RELATED PARTY.

The Company hereby advises the Staff that the amount of the current asset represented the net proceeds from the Company's private placement which at September 30, 2004 were being held by ADM Tronics. During the quarter ended December 31, 2004, the amounts were transferred to the Company by ADM Tronics, as a result, there is no longer an entry "Due from ADM Tronics Unlimited, Inc." on the balance sheet.

73. TELL US THE NATURE OF THE "OTHER ASSETS" RECORDED ON THE BALANCE SHEET IN THE AMOUNT OF $374,699.

The Company hereby advises the Staff that other assets is composed of deferred loan costs and other assets. The deferred loan costs represent the costs associated with the Company's 6% unsecured notes which are being amortized over a five year period. The balance sheet has been revised to include a separate line item for the deferred loan costs.

Statement of Operations Page F-3

74. IF RESEARCH AND DEVELOPMENT EXPENSES ARE MATERIAL, REVISE TO DISCLOSE SEPARATELY ON THE FACE OF THE STATEMENT OF OPERATIONS.

The Company has revised the statement of operations for the nine months ended December 31, 2004 and 2003 to include an additional line item for research and development costs, which costs became material during the quarter ended December 31, 2004.

Financial Statements as of March 31. 2004 and 2003

Balance Sheet - Page F-l1

75. WE NOTE THAT YOUR "NOTE PAYABLE LONG TERM" IS FROM THE ESTATE OF A FORMER OFFICER AND STOCKHOLDER AND YOUR CFO AND CHAIRMAN IS THE ADMINISTRATOR OF THE ESTATE. REVISE THE BALANCE SHEET TO DISCLOSE THE NOTES PAYABLE AS "NOTES PAYABLE - LONG-TERM -- RELATED PARTY."

The balance sheet has been revised to disclose the note payable as "Note payable
- related party". In addition, the note has been re-characterized as a current liability on the December 31, 2004 balance sheet since the maturity date on the note was April 1, 2005. The Company hereby advises the Staff that the note was fully paid on March 31, 2005.

76. IN THIS REGARD, REVISE THE NOTES TO FINANCIAL STATEMENTS TO DESCRIBE THE TERMS OF THIS NOTE AS REQUIRED BY PARAGRAPH 2 TO SFAS 57, SPECIFICALLY WHEN THE
NOTE IS DUE. ALSO, REVISE TO CLARIFY THAT THE ADMINISTRATOR OF THE ESTATE IS ALSO YOUR CFO AND CHAIRMAN.

Note 7 to the audited financial statements for the years ended March 31, 2004 and 2003 have been revised to describe the maturity date of the note and also to disclose that the administrator of the estate is also the Company's CFO and Chairman.

77. REVISE TO STATE SEPARATELY ON FACE OF THE BALANCE SHEET THE NUMBER OF SHARES AUTHORIZED, ISSUED AND OUTSTANDING, PAID-IN-CAPITAL AND ACCUMULATED DEFICIT. REFER TO ITEM 310 OF REGULATION S-B.

The Company has revised the face of the balance sheet for each reported period to separately disclose the components of Stockholders' Deficiency - Common Stock, Additional Paid in Capital and Accumulated Deficit. In addition, the Company has revised the face of each balance sheet to include the number of shares of common stock authorized and issued and outstanding.

78. TELL US THE NATURE OF THE CURRENT ASSETS CLASSIFIED AS "EQUIPMENT HELD FOR SALE" IS THIS THE SAME AS INVENTORY? ARE YOU ACTIVELY MARKETING THIS EQUIPMENT, IF SO, WHAT IS THE EXPECTED SELLING DATE? DO YOU HAVE ANY CONTRACTS WITH CUSTOMERS TO PURCHASE THIS EQUIPMENT? PROVIDE THE AMOUNT OF EQUIPMENT SOLD IN EACH OF THE PERIODS PRESENTED.

The Company hereby advises the Staff on a supplemental basis that the Company does have equipment that is held for sale and includes this equipment in inventory and will sell this equipment only under specific terms and conditions based upon requests made by its customers. As such, the Company cannot forecast specific dates of when equipment may be sold. For the year ended March 31, 2003 and 2004, the Company did not sell any of such units. During the nine month period ended December 31, 2004, the Company sold 11 units at prices substantially over cost.

Statements of Operations - Page F-12

79. SUPPLEMENTALLY PROVIDE US WITH A SCHEDULE OF THE COMPONENTS OF "ALLOCATED CHARGE (CREDIT) - RELATED PARTY" FOR THE PERIOD MARCH 31, 2004 AND 2003 AND THE SIX MONTHS ENDED SEPTEMBER 30, 2004 AND 2003. WHY WERE THESE COSTS AND/OR EXPENSES NOT ALLOCATED TO COST OF REVENUES OR SELLING, GENERAL AND ADMINISTRATIVE EXPENSE AS APPROPRIATE?

The Company hereby advises the Staff on a supplemental basis that the components of "allocated charge (credit) - related party" for the fiscal years ended March 31, 2004 and 2003 and the nine months ended December 31, 2004 and 2003 were:

        o Facilities charges - Rent, Property Taxes, Utilities, Insurance, Security System, Telephone, Building Repairs and Maintenance, Office Supplies and Postage and Depreciation of Furniture and Fixtures and

        o Personnel service charges - Time charges for management, clerical and support personnel including allocation of related payroll taxes, health insurance and worker's compensation insurance; consulting and professional fees.

The Company further advises the Staff on a supplemental basis that it had reevaluated its method of determining inter-company charges, because the Company had (i) acquired the net assets of other subsidiary related companies and (ii) undertook many of the infrastructure expenses previously provided by its parent, principally salaries and facility changes and consulting fees. The net result was that the Company was entitled to a credit for the services it provided, rather than the Company being charged for services provided by its parent. The separate identification of the credit of $52,000 was deemed appropriate so as not to distort the general administrative costs.

80. WE NOTE FROM YOUR MD&.A DISCUSSIONS THAT YOUR INTEREST EXPENSE IS INCLUDED IN YOUR SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. IF MATERIAL, SEPARATELY DISCLOSE ON THE FACE OF THE STATEMENTS OF OPERATIONS.

The Company has revised the Statement of Operations for the nine months ended December 31, 2004 and 2003 to include an additional line item for interest expense, which expense became material during the quarter ended December 31, 2004.

81. WE NOTE DISCLOSURE ON PAGE 63 THAT "NO OFFICERS OF IVIVI RECEIVED ANY COMPENSATION FOR THE FISCAL YEARS MARCH 31, 2002, 2003 OR 2004." CLARIFY THAT FACT IN THE FOOTNOTES, INCLUDING WHETHER UNPAID EXECUTIVE SALARIES HAVE BEEN ACCRUED AND EXPENSED AS EARNED IN THE FINANCIAL STATEMENTS. THE COMPANY SHOULD REFLECT ALL COSTS OF DOING BUSINESS, THEREFORE, IF AN OFFICER OR EXECUTIVE IS CONTRIBUTING TIME, CONTRIBUTED SERVICES SHOULD BE VALUED AND RECORDED, SEE SAB TOPIC 1-B. REVISE AS NECESSARY. THIS COMMENT ALSO APPLIES TO THE SIX MONTHS ENDED SEPTEMBER 30, 2004 AND 2003.

The Company hereby advises the Staff on a supplemental basis that prior to January 2004, the Company did not have any employees and based on the salaries paid to the Company's employees commencing in July 2004, the amount of compensation that the Company would have recorded for the period from January 1, 2004 through March 31, 2004 would have been approximately $7,000 and the Company believes that such amount is immaterial. For the period ended December 31, 2004, the Company's financial statements include the compensation for the services provided by these individuals.

82. BASIC AND DILUTED EARNINGS PER SHARE (EPS) SHOULD BE PRESENTED FOR ALL PERIODS, EVEN IF THE BASIC AND DILUTED EPS ARE THE SAME (SEC SFAS #128, PARAGRAPH 38 FOR GUIDANCE). DUAL PRESENTATION CAN BE ACCOMPLISHED IN ONE LINE ON THE STATEMENT OF OPERATIONS.

The Company has revised the statement of operations for each period reported to disclose "Net loss per share - basic and diluted."

Note 1. Summary of Significant Accounting Principles and Policies - Page F-15

Acquisitions - Page F-15

83. WE NOTE THAT PURSUANT TO AN AGREEMENT ON MARCH 19, 2003 YOU ASSUMED THE LIABILITIES NET OF ASSETS OF FIVE SUBSIDIARIES OF ADM. SUPPLEMENTALLY EXPLAIN TO US THE NATURE OF AND REASONS FOR THIS TRANSACTION. EXPAND YOUR DISCLOSURES TO SPECIFICALLY STATE HOW YOU VALUED AND ACCOUNTED FOR THE TRANSFER. WE MAY HAVE ADDITIONAL COMMENTS AFTER REVIEWING YOUR RESPONSE.

The Company hereby advises the Staff on a supplemental basis that at the time of the transaction, the five subsidiaries were inactive and the Company acquired the assets of such entities in order to reduce the administrative expense related to such entities. The Company further advises the Staff that the assets that were transferred were valued at book value as the entities were under common control. The disclosure in Note 1 has been revised accordingly.

(c) SofPulse Units - Page F-16

84. SUPPLEMENTALLY TELL US HOW YOU DETERMINED THE $262,000 WRITE DOWN OF THE SOFPULSE UNITS HELD FOR SALE. REVISE DISCLOSURE TO COMPLY WITH PARAGRAPHS 47-48 OF SFAS 144.

The Company hereby advises the Staff on a supplemental basis that at March 31, 2003, the Company evaluated the inventory on hand and determined that a write-down of $262,000 was appropriate for the SofPulse device and related accessories. The Company believes that the write-down was deemed appropriate at that time due to declining demand for such equipment due to the fact that such equipment was considered impaired because it was not subject to Center for Medicare and Medicaid Services or "CMS" reimbursement at the time, which severely hampered acceptance by potential customers. For the year ended March 31, 2004, we evaluated whether an additional write-down of such inventory was required, but the Company determined that it was not necessary due to certain positive subsequent events. During fiscal 2004, movement of such inventory was also very slow. The principal reason for this was due to the non-reimbursement by CMS for all forms of electrotherapy for wound care. However, throughout this period, the Company believed that this equipment was not technically obsolete and that its market value was substantially above the carrying value (lower of cost or market), as recorded on the books as evidenced by the significant markup attained upon sale of the units. Prior to and during fiscal year 2004 the Company, along with others, petitioned CMS to reverse its non-reimbursement policy. Before completion of the audit for fiscal 2004, the Company was advised that effective July 2004 CMS would issue a National Coverage Determination which would provide for reimbursement for the use of SofPulse in the treatment of wounds by clinics, nursing homes and other facilities. Therefore, the Company believed such positive determination would result in a substantial increase in demand. The SofPulse devices in the caption "equipment held for sale" are not long-lived assets and therefore are not consistent with paragraphs 47-48 of SFAS
144. These assets are included in the Company's inventory and, as discussed in the Company's response to comment 78, are marketable and in fact in the nine months ended December 31, 2004, the Company successfully sold devices substantially in excess of its cost.

(e) Revenue Recognition - Page F-16

85. WE SEE ON PAGE 36 THAT YOU HAVE ENGAGED DISTRIBUTORS TO HELP MARKET AND SELL YOUR PRODUCTS. DO YOU RECOGNIZE REVENUE UPON SHIPMENT OF PRODUCT TO DISTRIBUTORS OR UPON SHIPMENT OF PRODUCT TO THIRD PARTY CUSTOMERS OF DISTRIBUTORS? AMEND FILING TO EXPLAIN. IF YOU RECOGNIZE REVENUE ON SHIPMENT OF PRODUCT TO DISTRIBUTORS, AMEND FILING TO EXPLAIN WHY YOU BELIEVE THIS PRACTICE IS APPROPRIATE. AMEND YOUR FILING TO EXPAND YOUR REVENUE RECOGNITION POLICY TO SPECIFICALLY ADDRESS TRANSACTIONS WITH DISTRIBUTORS.

The Company hereby advises the Staff that its products are shipped either from the Company's facility or from a third party fulfillment facility directly to the end user and revenues are recorded by the Company when its products are shipped to the end user. The Company has revised the disclosure in Note 1 to describe its revenue recognition policy to specifically address transactions with distributors.

86. IN THIS REGARD, WE NOTE THAT ONE DISTRIBUTOR IS REQUIRED TO PLACE A MINIMUM ORDER OF 400 UNITS FROM SEPTEMBER 2004 TO MARCH 2006. DO YOU OFFER ANY SALES INCENTIVES OR DISCOUNTS TO THIS DISTRIBUTOR, IF SO HOW ARE THEY ACCOUNTED FOR? WHAT HAPPENS IF THE DISTRIBUTOR IS UNABLE TO SELL ALL THE UNITS BY MARCH 2006? PLEASE ADVISE.

The Company hereby advises the Staff on a supplemental basis that no sales incentives or discounts are provided to this distributor. In addition, the Company has added disclosure on page ___ stating that in the event the distributor does not meet its requirement to place 400 units by the end of March 2006, this contract may be cancelled by the Company and the distributor may lose its exclusivity.

Note 3. Private Placement Financings - Page F-18

87. WE SEE THAT YOU COMPLETED A PRIVATE PLACEMENT FINANCING OF CONVERTIBLE PROMISSORY NOTE IN DECEMBER 2004 AND FEBRUARY 2005. DESCRIBE THE FACTORS CONSIDERED IN DETERMINING THE FAIR VALUE OF THE COMMON SHARES ASSOCIATED WITH THE CONVERSION FEATURE. SUPPLEMENTALLY ADVISE THE STAFF WHETHER SUCH FIXED CONVERSION RATE REFLECTED A DISCOUNT FROM THE QUOTED MARKET PRICE OF THE STOCK ON THE DATES OF ISSUANCE. IF SO, WAS A BENEFICIAL CONVERSION FEATURE RECORDED? PLEASE ADVISE.

The Company hereby advises the Staff on a supplemental basis that the following factors were considered in determining the fair value of the common shares associated with the conversion feature: (a) the amounts of the convertible note issuance, (b) the face value of the note, (c) the relative rights and preferences of the securities (the notes and warrants) in the capital structure and (d) the likelihood of conversion of the securities. The Company further advises the Staff that the relative allocation of value among these securities in the private placement was determined by use of the Black Scholes Option Valuation Model (Option Markets, by Cox and Rubenstein, 1985). While there is no quoted market price of the Company's common stock, the Company has determined that the conversion price is above the fair value of the underlying common stock, and therefore, there is no beneficial conversion feature required to be recorded.

The Company further advises the Staff that the valuation of the securities issued by the Company was supported by an independent valuation firm, Empire Valuation Consultants, LLC.

88. REVISE TO DISCLOSE THE VALUE ASSIGNED TO THE WARRANTS INCLUDED IN THE "UNITS" AND TO EXPLAIN THE METHOD USED TO DETERMINE THE VALUE.

The Company hereby advises the Staff on a supplemental basis that, as determined using the Black Scholes Option Valuation Model (Option Markets, by Cox and Rubenstein, 1985) (discussed in the response to Comment No. 87 above), the value attributable to the warrants was $40,000 and the value attributable to the convertible notes was $710,000, based on the first round of financing of $750,000 at July 2, 2004. Each subsequent financing was done on similar terms through December 2004. Through December 31, 2004, the value attributable to the warrants was an aggregate of $194,000 and the value attributable to the convertible notes was an aggregate of $3,443,500. Note 3 of the notes to the nine months ended December 31, 2004 has been revised accordingly.

The Company further advises the Staff that the valuation of the securities issued by the Company was supported by an independent valuation firm, Empire Valuation Consultants, LLC.

Note 5. Equipment In Use Under Rental Agreement- Page F-19

89. WE NOTE THAT YOU HAVE EQUIPMENT IN USE AND UNDER RENTAL AGREEMENTS WHICH ARE DEPRECIATED OVER SEVEN YEARS. SUPPLEMENTALLY TELL US WHY SEVEN YEARS IS THE APPROPRIATE DEPRECIATION PERIOD. SUPPLEMENTALLY AND REVISE TO DISCLOSE WHERE THE DEPRECIATION EXPENSE IS RECORDED IN YOUR STATEMENT OF OPERATIONS AND WHY YOU BELIEVE THE CLASSIFICATION IS APPROPRIATE.

The Company hereby advises the Staff on a supplemental basis that the Company has depreciated the equipment over a seven year period because the Company's management has estimated the useful life of the equipment to be seven years. The Company has revised the Statement of Operations for the nine months ended December 31, 2004 and 2003 and the year ended March 31, 2004 and 2003 to include an additional line item for depreciation.

90. IN THIS REGARD, SUPPLEMENTALLY AND IN DETAIL EXPLAIN YOUR POLICY WITH RESPECT TO THE EQUIPMENT LOANED OUT FOR MARKETING AND TESTING. EXPLAIN THE CONTRACTUAL TERMS UNDER WHICH IT HAS BEEN LOANED, INCLUDING ANY ASSOCIATED REQUIREMENT THAT THE BORROWER PURCHASE ANY DISPOSABLE PRODUCTS OR SERVICES. EXPLAIN HOW YOU TRACK THE EQUIPMENT RENTED TO THIRD PARTIES AND LOANED OUT FOR MARKETING AND TESTING AND HOW YOU DETERMINE IMPAIRMENT.

The Company hereby advises the Staff on a supplemental basis that distributors are provided with one unit and one piece of disposable equipment for marketing purposes. The Company may make the equipment available for testing by a potential customer upon request for a period up to 30 days during which no payments may be required by the customer. After such period, monthly invoicing is commenced or the equipment is returned. The disposable equipment is purchased by the customer directly through purchase orders with the distributor or directly from the Company. Each piece of equipment is bar coded and tracked by the Company and can be returned to the Company, at any time, following the rental of the equipment and if it is deemed to not be working and either the unit will be repaired or a replacement unit will be provided to the customer. The disposable equipment is not to be returned to the Company.

Note 6. Due to Affiliated Companies - Page F-19

91. WE NOTE THAT ADM, YOUR PARENT COMPANY FORGAVE INTEREST ON YOUR RELATED PARTY NOTES. REVISE FUTURE FILINGS TO DISCLOSE THE AMOUNT OF THE INTEREST FORGIVEN AND HOW YOU ACCOUNTED FOR THE FORGIVENESS. REVISE TO RECONCILE THE DISCLOSURE, "THE AMOUNT DUE HAS NO STATED INTEREST RATE" WITH PAGE 23 WHICH STATES "THIS AMOUNT ACCRUES INTEREST AT 6% PER ANNUM." REFER TO SAB TOPIC 1-B, QUESTION 4, FOR GUIDANCE.

The Company hereby advises the Staff on a supplemental basis that ADM did not charge interest on the amount owed by the Company under the note to ADM as the note was an inter-company note with a subsidiary of ADM. The prospectus has been revised accordingly.

92. IN THIS REGARD, EXPLAIN THE SERVICES THAT ADM AND OTHER SUBSIDIARIES PERFORM ON YOUR BEHALF IN EXPANDED DETAIL. EXPLAIN THE TERMS OF THE MANUFACTURING AGREEMENT AND THE MANAGEMENT SERVICE AGREEMENT AS DISCUSSED ON PAGE 48 AND 51. IF THE MANUFACTURING AGREEMENTS OBLIGATES YOU TO FIXED OR MINIMUM PURCHASES, DISCLOSE IN THE NOTES TO THE COMMITMENTS AND QUANTIFY THE OBLIGATIONS. CONFIRM THAT YOUR HISTORICAL INCOME STATEMENTS REFLECT ALL COSTS OF DOING BUSINESS, INCLUDING COSTS INCURRED BY ADM OR AFFILIATES. REFER TO SAB TOPIC 1-B.

The Company hereby advises the Staff that Note 6 of the financial statements has been revised to expand the disclosure of the terms and services under the Company's manufacturing agreement and the management services agreement. The Company hereby advises the Staff on a supplemental basis that there are no fixed or minimum purchase requirements under the terms of the Company's manufacturing agreement with ADM Tronics and as a result, the Company does not believe that disclosure of such agreement is required under Note 9 - Commitments and Contingencies. In addition, the Company hereby confirms that all the costs associated with the services agreement are included in the "Due to affiliated companies" line on the statement of operations for each period.

Note 8. Income Taxes - Page F-19

93. WE NOTE THAT YOU ARE INCLUDED IN THE CONSOLIDATED FEDERAL INCOME TAX RETURN FILED BY ADM. IT APPEARS THAT A PRO FORMA INCOME STATEMENT FOR THE MOST RECENT FISCAL YEAR AND INTERIM PERIOD REFLECTING A TAX PROVISION CALCULATED ON A SEPARATE RETURN BASIS MAY BE REQUIRED. REFER TO INTERPRETIVE RESPONSE TO QUESTION 3 OF SAB TOPIC 1-B FOR GUIDANCE. PLEASE REVISE OR ADVISE.

The Company hereby advises the Staff on a supplemental basis that it does not have a tax obligation due to its history of losses. In addition, the Company has not booked a deferred tax benefit because the Company has not yet generated any net income. See Note 8 of the Company's audited financial statements.

Note 9. Commitments and Contingencies - Page F-20

94. SIGNIFICANT OBLIGATIONS UNDER NON-CANCELABLE LONG-TERM AGREEMENTS SHOULD BE DISCLOSED. IN THIS REGARD, WE NOTE THAT YOU ENTERED INTO A SIX YEAR CONSULTING AGREEMENT WITH DR. STRAUCH ON JANUARY 1, 2004. REVISE TO DISCLOSE THE TERMS OF THIS AGREEMENT AND THE AMOUNT PAID TO DATE.

The Company has expanded the disclosure under Note 9 to include a description of the Company's consulting agreement with Dr. Strauch. The Company hereby advises the Staff on a supplemental basis that there have been no required payments by the Company under the terms of the agreement as of the date of this letter.

95. WE ALSO NOTE THAT YOU ENTERED INTO A "SPONSORED RESEARCH AGREEMENT" WITH MONTEFIORE MEDICAL CENTER TO FIND RESEARCH AND DEVELOPMENT IN THE AMOUNT OF $524,435. REVISE TO DISCLOSE THE TERMS OF THIS AGREEMENT AND THE AMOUNT PAID TO DATE IN THE FOOTNOTES.

The Company has expanded the disclosure under Note 9 to include a description of the Company's agreement with Montefiore Medical Center. The Company has included the amount paid to date under the agreement on page 53 prospectus.

Note 10. Stockholders' Equity - Page F 21

96. IN EACH TRANSACTION INVOLVING THE ISSUANCE OF SHARES, OPTIONS OR WARRANTS FOR SERVICES, EXPAND YOUR DISCLOSURES TO STATE THE FAIR VALUE OF THE ISSUANCE. DISCLOSE HOW EACH ISSUANCE WAS VALUED. ADDRESS BOTH THE METHOD AND THE SIGNIFICANT ASSUMPTIONS APPLIED.

The Company believes that GAAP and FASB suggest a hierarchy among valuation approaches to measure fair value, with quoted market prices representing the best evidence of the fair value of a security ("AICPA Guide to the Valuation of Privately Held Equity Securities Issued as Compensation" [2004]). The Company hereby advises the Staff that the shares issued on January 5, 2004, based on a carve-out method of the Company's value determined as a percentage of the value of its publicly traded parent, was $0.08 per share. Based on this method, the value of the 920,000 shares issued in January 2004 was $73,600. Utilizing the carve-out method, the Company looked at the Company's value as a percentage of the parent company's public market capitalization. As a result of the value, the financial statements as at and for the year ended March 31, 2004 as stated in
Note 13, have been restated to reflect the fair market value of 920,000 shares of common stock issued in January, February and March 2004 to officers, employees and others in the amount of $73,600.

The Company further advises the Staff that using the Black Scholes Option Pricing Model, the Company determined that the value of the warrants to purchase 100,000 shares of Common Stock issued to consultants on August 31, 2004, was $45,000. As a result, the Company has added additional disclosure under Note 4 to the financial statements for the nine months ended December 31, 2004.

The Company further advises the Staff that the valuation of the securities issued by the Company was supported by an independent valuation firm, Empire Valuation Consultants, LLC.

Note 11. Stock Options - Page F-21

97. PROVIDE A SUPPLEMENTAL SCHEDULE SHOWING IN CHRONOLOGICAL ORDER, THE DATE OF GRANT, RECIPIENT, NUMBER OF OPTIONS GRANTED, EXERCISE PRICE, THE DEEMED FAIR VALUE OF THE UNDERLYING COMMON STOCK, AND THE AMOUNT OF DEFERRED COMPENSATION RECOGNIZED FOR ALL OPTIONS ISSUED DURING 2003 AND TO DATE.

At the Staff's request, the Company has included as Annex B a schedule listing the options.

The Company further advises the Staff that the valuation of the securities issued by the Company was supported by an independent valuation firm, Empire Valuation Consultants, LLC.

98. IN THIS REGARD, WE NOTE THAT YOU DETERMINED THE FAIR VALUE OF THE STOCK OPTIONS AT THE DATE OF GRANT WAS ZERO DUE TO A "TOTAL LACK OF MARKETABILITY." DEMONSTRATE THAT YOUR ACCOUNTING COMPLIES WITH GAAP. REFER TO SFAS 123 IN YOUR RESPONSE.

The Company hereby advises the Staff that it has valued the options based upon the Black Scholes Option Pricing Model as set forth in SFAS 123 and has added additional disclosure in Note 12 to the financial statements for the fiscal year ended March 31, 2004.

The Company further advises the Staff that the valuation of the securities issued by the Company was supported by an independent valuation firm, Empire Valuation Consultants, LLC.

Note 13. Restatement - Page F-22

99. SUPPLEMENTALLY AND REVISE TO DISCLOSE THE FACTS AND CIRCUMSTANCES LEADING YOUR PARENT, ADM, TO CONCLUDE THAT THE ALLOCATION METHOD WAS INCORRECT. REVISE TO DISCLOSE WHAT EXPENSE LINE ITEM WAS AFFECTED.

The Company hereby advises the Staff on a supplemental basis that following the acquisition of the assets of the five subsidiaries by the Company, management re-addressed the method of expense allocation and determined that it was necessary to make several adjustments to properly reflect the Company's activity. See also the Company's response to comment 79.

Alternate Pages For Selling Shareholder Prospectus

Selling Security Holders - Page A-3

100. PLEASE ENSURE THAT ALL SHARES HELD BY ALL SELLING SECURITY HOLDERS ARE INCLUDED IN THE TABLE, AS IT DOES NOT APPEAR THAT 1,580,368 SHARES ARE CURRENTLY INCLUDED IN THE TABLE.

The Company acknowledges the Staff's comment and will make sure that all shares held by the selling security holders are included in the table.

101. PLEASE IDENTIFY THE INDIVIDUALS WHO HAVE OR SHARE VOTING AND/OR INVESTMENT CONTROL OVER THE SHARES OWNED BY THE ENTITIES LISTED IN THE TABLE.

To the extent the Company has received the requested information from the selling stockholders, the selling stockholder table has been revised to identify the individuals who have or share voting and/or investment control over the shares owned by the entities listed in the table. Additionally, the Company hereby advises the Staff that it will update the table for each other entity to include the requested information prior to requesting acceleration of the registration statement.

102. PLEASE TELL US WHETHER ANY OF THE SELLING SHAREHOLDERS ARE BROKER-DEALERS OR AFFILIATES OF A BROKER-DEALER. ANY SELLING SHAREHOLDER WHO IS A BROKER-DEALER MUST BE IDENTIFIED IN THE PROSPECTUS AS AN UNDERWRITER. IN ADDITION, EACH SELLING SHAREHOLDER WHO IS AN AFFILIATE OF A BROKER-DEALER MUST BE IDENTIFIED IN THE PROSPECTUS AS AN UNDERWRITER UNLESS THAT SELLING SHAREHOLDER IS ABLE TO MAKE THE FOLLOWING REPRESENTATIONS IN THE PROSPECTUS:

o THE SELLING SHAREHOLDER PURCHASED THE SHARES BEING REGISTERED FOR RESALE IN THE ORDINARY COURSE OF BUSINESS, AND

o AT THE TIME OF THE PURCHASE, THE SELLING SHAREHOLDER HAD NO AGREEMENTS OR UNDERSTANDINGS, DIRECTLY OR INDIRECTLY, WITH ANY PERSON TO DISTRIBUTE THE. SECURITIES.

PLEASE REVISE ACCORDINGLY.

The disclosure has been revised as requested by the Staff with respect to those selling stockholders that have provided the Company with the requested information. Additionally, the Company hereby advises the Staff that it will update the information for each other selling stockholder as necessary prior to requesting acceleration of the registration statement.

103. PLEASE CONFIRM THAT NO MATERIAL RELATIONSHIPS CURRENTLY EXIST, OR HAVE EXISTED WITHIN THE PAST THREE YEARS, BETWEEN YOU AND ANY OF THE SELLING SHAREHOLDERS. WE REFER YOU TO THE DISCLOSURE THAT CURRENTLY APPEARS IN THE FOOTNOTES TO THE TABLE.

The Company has revised the alternate prospectus to disclose any relationships that exist between the Company and the selling stockholders.

Plan of Distribution - Page A-4

104. WE NOTE YOUR DISCLOSURE THAT "[T]HE SELLING SECURITYHOLDERS ALSO MAY TRANSFER THE SHARES OF COMMON STOCK IN OTHER CIRCUMSTANCES, IN WHICH CASE THE TRANSFEREES, PLEDGES OR OTHER SUCCESSORS IN INTEREST WILL BE THE SELLING BENEFICIAL OWNERS FOR PURPOSES OF THIS PROSPECTUS." WE ALSO NOTE SIMILAR DISCLOSURE ON THE ALTERNATE COVER PAGE. PLEASE NOTE THAT THE DISCLOSURES REQUIRED BY ITEM 507 OF REGULATION S-B REGARDING EACH SUCH TRANSFEREE, PLEDGEE OR OTHER SUCCESSOR IN INTEREST MUST BE ADDED TO THE PROSPECTUS BY WAY OF A PROSPECTUS SUPPLEMENT OR POST-EFFECTIVE AMENDMENT, AS APPROPRIATE, PRIOR TO ANY SUCH TRANSFEREE, PLEDGEE OR OTHER SUCCESSOR IN INTEREST TRANSFERRING THOSE SHARES IN A TRANSACTION COVERED BY THIS REGISTRATION STATEMENT. PLEASE REVISE YOUR DISCLOSURES ACCORDINGLY.

The Company has revised the disclosure as requested by the Staff.

Part II

Item 26. Recent Sales of Unregistered Securities - Page II-3

105. PLEASE DISCLOSE THE CONSIDERATION RECEIVED BY THE COMPANY IN CONNECTION WITH THE JANUARY 2004 OFFERING.

The consideration received by the Company in connection with the shares issued in January 2004 has been disclosed.

Item 28. Undertakings - Page II-6

106. PLEASE PROVIDE THE RULE 415 UNDERTAKING REQUIRED BY ITEM 512(A) OF REGULATION S-B.

The Rule 415 undertaking required by Item 512(a) has been added.